Exhibit 99.1

XUNLEI ANNOUNCES UNAUDITED FINANCIAL RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2020

Shenzhen, China, May 14, 2020 (GLOBE NEWSWIRE) – Xunlei Limited (“Xunlei” or the “Company”) (Nasdaq: XNET), a leading innovator in shared cloud computing and blockchain technology in China, today announced its unaudited financial results for the first quarter ended March 31, 2020.

First Quarter 2020 Financial Highlights:

●	Total revenues were US$48.3 million, representing an increase of 0.1% from the previous quarter.

●	Cloud computing and other internet value-added services (“Cloud computing and other IVAS”) revenues were US$21.2 million, representing a decrease of 14.1% from the previous quarter.

●	Subscription revenues were US$23.4 million, representing an increase of 18.1% on a sequential basis.

●	Online advertising revenues (consisting primarily of revenues from mobile advertising) were US$3.8 million, representing a decrease of 1.3% from the previous quarter.

●	Gross profit was US$23.8 million, representing an increase of 33.1% on a sequential basis. Gross margin was 49.3% in the first quarter of 2020, compared with 37.1% in the previous quarter.

●	Net loss was US$5.5 million in the first quarter of 2020, compared with a net loss of US$18.1 million in the previous quarter.

●	Diluted loss per ADS from continuing operations was US$0.08 as compared with a diluted loss of US$0.27 in the previous quarter.

COVID-19 and Operating Update

With respect to the COVID-19 outbreak, we are strictly following the local government’s instructions to implement precautionary measures in the workplace, and our employees resumed work after the extended Chinese new year holiday. We also implement strict cost management procedures, considering all options to control and cut back expenses.

We have seen greater volatility in demand for our product and services as a result of the combined impacts of COVID-19 and seasonality. In particular, our subscriber base rebounded significantly during the extended Chinese new year holiday amidst the outbreak. To date, there have been no other material impacts of the COVID-19 pandemic on our financial position. And we are closely monitoring its development and potential impact on our operations.

Mr. Jinbo Li, the Chairman and the Chief Executive Officer of Xunlei, stated that, “Xunlei demonstrated business resilience and continuity through a time of uncertainty and challenges, achieved revenue growth and controlled expenses in the first quarter of 2020. Despite the impact of the COVID-19, our employees remained vigilant and dedicated and served our customers well. As a result, we managed to deliver overall steady performance while coping with the impact of an unprecedented economic backdrop. I want to wholeheartedly thank our employees for their efforts and dedication during the pandemic.”

“We recently had a transition in leadership and complemented the board of directors with new talents. While the management is evaluating the current product portfolio, the Company will continue to carry out its pre-determined strategies. Our goal is to fully uncover Xunlei’s business potential and create value for our shareholders. One of Xunlei’s core competencies is in its leading position in large-scale distributed edge computing capacity which is the foundation of the Company’s cloud computing and subscription businesses,” continued Mr. Li.

“Going forward, we will prioritize these core competencies and further capitalize on our competitive edges. Particularly, we will continue to develop our 2B businesses and improve operating efficiency and, at the same time, expand our 2C product range for growth and sustainability. I believe our strong balance sheet and associated capital and liquidity positions will help us confidently execute these strategies,” concluded Mr. Li.

First Quarter 2020 Financial Results

Total Revenues

Total revenues were US$48.3 million, representing an increase of 0.1% from the previous quarter.

Revenues from cloud computing and other IVAS combined were US$21.2million, representing a decrease of 14.1% from the previous quarter. The decrease was mainly due to decreases in cloud computing product sales, live streaming revenue and other IVAS service revenue.

Revenues from subscriptions were US$23.4 million, representing an increase of 18.1% from the previous quarter. The number of subscribers was 4.6 million as of March 31, 2020, compared with 4.0 million as of December 31, 2019. The average revenue per subscriber for the first quarter of 2020 was RMB35.9, compared with RMB35.1 for the fourth quarter of 2019. The increase in subscription revenues was mainly attributable to an increased number of subscribers as a result of an extended Chinese New Year holiday.

Revenues from online advertising were US$3.8 million, representing a decrease of 1.3% from the previous quarter.

Cost of Revenues

Total cost of revenues was US$24.4 million, representing 50.4% of our total revenues, compared with US$30.3 million or 62.7% of our total revenues on a sequential basis. The decrease was mainly due to a write-down of our inventory of US$3.2 million recorded in the previous quarter, as well as the decreased cost of cloud computing products and revenue-sharing cost for live streaming products which was in line with the decrease of such revenues.

Bandwidth costs were US$18.0 million, representing 37.1% of our total revenues, compared with US$17.8 million or 36.8% of our total revenues in the previous quarter, primarily as a result of higher CDN sales.

The remaining cost of revenues mainly consisted of revenue-sharing costs for our live streaming products.

Gross Profit and Gross Margin

Gross profit for the first quarter of 2020 was US$23.8 million, representing an increase of 33.1% from the previous quarter. Gross margin was 49.3% in the first quarter, compared with 37.1% in the previous quarter. The increased gross profit was mainly due to increased subscription revenue discussed above and decreased cost this quarter as there was a write-down of our inventory for Onething Cloud hardware products in the amount of US$3.2 million in the previous quarter.

Research and Development Expenses

Research and development expenses for the first quarter of 2020 were US$16.8 million, representing 34.8% of our total revenues, compared with US$14.3 million or 29.6% of our total revenues in the previous quarter. The increase was mainly due to the expenses associated with optimization of organizational structure and benefits and compensation during the quarter.

Sales and Marketing Expenses

Sales and marketing expenses for the first quarter of 2020 were US$6.7 million, representing 13.9% of our total revenues, compared with US$11.1 million or 23.1% of our total revenues in the previous quarter. The decrease was mainly due to less marketing and promotion activities we engaged in the first quarter.

General and Administrative Expenses

General and administrative expenses for the first quarter of 2020 were US$8.4 million, representing 17.5% of our total revenues, compared with US$10.2 million or 21.2% of our total revenues in the previous quarter. The decrease was mainly due to less service fees incurred as a result of a reduced level of professional consulting.

Impairment of Assets, Net of Recoveries

No impairment of assets was incurred in the first quarter of 2020. The amount in the previous quarter was a credit balance of US$0.1 million, representing net recovery amount of previously impaired assets.

Operating Loss

Operating loss was US$8.1 million, compared with that of US$17.7 million in the previous quarter. The decrease was mainly due to higher gross profit as discussed above and less operating expenses incurred during the quarter.

Net Loss and Loss Per ADS

Net loss was US$5.5 million in the first quarter of 2020, compared with a net loss of US$18.1 million in the previous quarter. Non-GAAP net loss was US$4.5 million in the first quarter of 2020, compared with Non-GAAP net loss of US$17.0 million in the previous quarter.

Diluted loss per ADS in the first quarter of 2020 was US$0.08, compared with a diluted loss per ADS of US$0.27 in the previous quarter.

Cash Balance and Short-Term Investments

As of March 31, 2020, the Company had cash, cash equivalents and short-term investments of US$255.7 million, compared with US$265.3 million as of December 31, 2019.

Guidance for Second Quarter 2020

For the second quarter of 2020, Xunlei estimates total revenues to be between US$42 million and US$47 million, and the midpoint of the range represents a quarter-over-quarter decrease of approximately 7.9%. This estimate represents management’s preliminary view as of the date of this release, which is subject to change and any changes could be material.

Conference Call Details

Xunlei's management will host a conference call at 8:00 a.m. U.S. Eastern Time on May 14, 2020 (8:00 p.m. Beijing/Hong Kong Time), to discuss its quarterly results and recent business activities.

Conference Call Preregistration

Due to the outbreak of COVID-19, operator assisted conference calls are not available at the moment. All participants wishing to attend the call must preregister online before they can receive the dial-in numbers. Preregistration may require a few minutes to complete. The Company would like to apologize for any inconvenience caused by not having an operator as a result of COVID-19.

Please register in advance to join the conference using the link provided below and dial in 10 minutes before the call is scheduled to begin. Conference access information will be provided upon registration.

Participant Online Registration: http://apac.directeventreg.com/registration/event/2958706.

Once preregistration has been completed, participants will receive dial-in numbers, an event passcode, and a unique registrant ID.

To join the conference, please dial the number you receive, enter the event passcode followed by your unique registrant ID, and you will be joined to the conference instantly.

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.xunlei.com.

Following the earnings conference call, an archive of the call will be available by dialing:

China (Mandarin):	400-602-2065
Hong Kong:	800-963-117
United States:	1-855-452-5696
International:	61-2-8199-0299
Replay Passcode:	2958706
Replay End Date:	May 22, 2020

About Xunlei

Founded in 2003, Xunlei Limited (NASDAQ: XNET) is a leading innovator in shared cloud computing and blockchain technology in China. Xunlei provides a wide range of products and services across cloud acceleration, blockchain, shared cloud computing and digital entertainment to deliver an efficient, smart and safe internet experience.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "believes," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the management's quotations, the "Outlook" and "Guidance" sections in this press release, as well as the Company's strategic, operational and acquisition plans, contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Forward-looking statements involve inherent risks and uncertainties, including but not limited to: (i) the Company's ability to continue to innovate and provide attractive products and services to retain and grow its user base; (ii) the Company's ability to keep up with technological developments and users' changing demands in the internet industry; (iii) the Company's ability to convert its users into subscribers of its premium services; (iv) the Company's ability to deal with existing and potential copyright infringement claims and other related claims; (v) the risk that Covid-19 or other health risks in China or globally could adversely affect the Company's operations or financial results; (vi) the Company’s ability to react to the governmental actions for its scrutiny of internet content in China and the Company's ability to compete effectively. Additionally, these forward-looking statements, particularly our guidance, involve risk, uncertainties and assumptions, including those related to the impacts of COVID-19 on our business and global economic conditions. Many of these assumptions relate to matters that are beyond our control and changing rapidly, including, but not limited to, the timeframes for and severity of social distancing and other mitigation requirements, the impact of COVID-19 on our customers’ purchasing decisions and the length of our sales cycles, particularly for customers in certain industries highly affected by COVID-19. Significant variation from the assumptions underlying our forward-looking statements could cause our actual results to vary, and the impact could be significant. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

About Non-GAAP Financial Measures

To supplement Xunlei's consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Xunlei uses the following measures defined as non-GAAP financial measures by the United States Securities and Exchange Commission: (1) non-GAAP operating income/(loss), (2) non-GAAP net income/(loss) from continuing operations, (3) non-GAAP basic and diluted earnings per share for common shares attributable to continuing operations, and (4) non-GAAP basic and diluted earnings per ADS attributable to continuing operations. The presentation of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Xunlei believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding the Company’s operating performance by excluding share-based compensation expenses, which is not expected to result in future cash payments. These non-GAAP financial measures also facilitate management's internal comparisons to Xunlei's historical performance and assist the Company’s financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in Xunlei’s results of operations. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying reconciliation tables at the end of this release include details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented

XUNLEI LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	March 31,	December 31,
	2020	2019

Assets

Current assets:
Cash and cash equivalents	140,775	162,465
Short-term investments	114,910	102,847
Accounts receivable, net	25,258	27,533
Inventories	5,425	5,537
Due from related parties	1,496	1,658
Prepayments and other current assets	13,384	16,543
Total current assets	301,248	316,583

Non-current assets:
Restricted cash	2,937	2,983
Long-term investments	26,283	26,365
Deferred tax assets	739	1,118
Property and equipment, net	36,976	38,770
Intangible assets, net	8,979	9,426
Goodwill	20,068	20,382
Other long-term prepayments and receivables	269	313
Right-of-use assets	6,758	8,747
Total assets	404,257	424,687

Liabilities
Current liabilities:
Accounts payable	23,759	24,213
Due to related parties	5,002	5,002
Contract liabilities and deferred income, current portion	33,893	31,988
Lease liabilities	3,895	4,693
Income tax payable	2,799	2,550
Accrued liabilities and other payables	29,960	42,840
Total current liabilities	99,308	111,286

Non-current liabilities:
Contract liabilities and deferred income, non-current portion	1,094	1,223
Lease liabilities, non-current portion	3,135	4,132
Deferred tax liabilities, non-current portion	1,121	1,179
Interest-bearing bank borrowing	11,150	11,324
Total liabilities	115,808	129,144

Equity
Common shares (US$0.00025 par value, 1,000,000,000 shares authorized, 368,877,205 shares issued and 339,165,241 shares outstanding as at December 31, 2019; 368,877,205 issued and 339,814,941 shares outstanding as at March 31, 2020)	85	85
Additional paid-in-capital	473,066	472,052
Accumulated other comprehensive loss	(16,043)	(13,425)
Statutory reserves	5,132	5,132
Treasury shares (29,711,964 shares and 29,062,264 shares as at December 31, 2019 and March 31, 2020, respectively)	7	7
Accumulated deficits	(172,472)	(166,973)
Total Xunlei Limited's shareholders' equity	289,775	296,878
Non-controlling interests	(1,326)	(1,335)
Total liabilities and shareholders' equity	404,257	424,687

XUNLEI LIMITED

Unaudited Condensed Consolidated Statements of Income

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended
	Mar 31,	Dec 31,	Mar 31,
	2020	2019	2019

Revenues, net of rebates and discounts	48,348	48,292	41,329
Business taxes and surcharges	(133)	(82)	(285)
Net revenues	48,215	48,210	41,044
Cost of revenues	(24,380)	(30,297)	(19,863)
Gross profit	23,835	17,913	21,181

Operating expenses
Research and development expenses	(16,823)	(14,305)	(18,849)
Sales and marketing expenses	(6,704)	(11,139)	(7,595)
General and administrative expenses	(8,449)	(10,229)	(9,357)
Assets impairment loss, net of recoveries	-	94	894
Total operating expenses	(31,976)	(35,579)	(34,907)

Operating loss	(8,141)	(17,666)	(13,726)
Interest income	497	492	175
Interest expense	-	-	(60)
Other income, net	2,722	3,427	5,277
Loss before income taxes	(4,922)	(13,747)	(8,334)
Income tax expenses	(614)	(4,384)	(290)
Net loss	(5,536)	(18,131)	(8,624)
Less: net loss attributable to non-controlling interest	(37)	(37)	(64)
Net loss attributable to common shareholders	(5,499)	(18,094)	(8,560)

	Three months ended
	Mar 31,	Dec 31,	Mar 31,
	2020	2019	2019

Loss per share for common shares
Basic	(0.0162)	(0.0534)	(0.0254)
Diluted	(0.0162)	(0.0534)	(0.0254)

Loss per ADS
Basic	(0.0810)	(0.2670)	(0.1270)
Diluted	(0.0810)	(0.2670)	(0.1270)

Weighted average number of common shares used in calculating :
Basic	339,172,380	339,111,511	336,530,201
Diluted	339,172,380	339,111,511	336,530,201

Weighted average number of ADSs used in calculating :
Basic	67,834,476	67,822,302	67,306,040
Diluted	67,834,476	67,822,302	67,306,040

XUNLEI LIMITED

Reconciliation of GAAP and Non-GAAP Results (Excluding discontinued operations)

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended
	Mar 31,	Dec 31,	Mar 31,
	2020	2019	2019

GAAP operating loss	(8,141)	(17,666)	(13,726)
Share-based compensation expenses	1,015	1,143	1,428
Non-GAAP operating loss	(7,126)	(16,523)	(12,298)

GAAP net loss from continuing operations	(5,536)	(18,131)	(8,624)
Share-based compensation expenses	1,015	1,143	1,428
Non-GAAP net loss from continuing operations	(4,521)	(16,988)	(7,196)

GAAP loss per share for common shares:
Basic	(0.0162)	(0.0534)	(0.0254)
Diluted	(0.0162)	(0.0534)	(0.0254)

GAAP loss per ADS:
Basic	(0.0810)	(0.2670)	(0.1270)
Diluted	(0.0810)	(0.2670)	(0.1270)

Non-GAAP loss per share for common shares:
Basic	(0.0132)	(0.0500)	(0.0212)
Diluted	(0.0132)	(0.0500)	(0.0212)

Non-GAAP loss per ADS:
Basic	(0.0660)	(0.2500)	(0.1060)
Diluted	(0.0660)	(0.2500)	(0.1060)

Weighted average number of common shares used in calculating:
Basic	339,172,380	339,111,511	336,530,201
Diluted	339,172,380	339,111,511	336,530,201

Weighted average number of ADSs used in calculating:
Basic	67,834,476	67,822,302	67,306,040
Diluted	67,834,476	67,822,302	67,306,040

CONTACT:

Investor Relations

Xunlei Limited

Email: ir@xunlei.com

Tel: +86 755 86338443

Website: http://ir.xunlei.com